
02048208

FORM SE


SEC MAIL PROCESSING
RECEIVED
2002
WASH, D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

THE GREAT ATLANTIC AND PACIFIC TEA COMPANY, INC.	0000043300
Exact Name of Registrant as Specified in Charter	Registrant CIK Number


PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

THE GREAT ATLANTIC AND PACIFIC TEA COMPANY, INC. SAVINGS PLAN (FORM 11-K) FOR THE YEAR ENDED DECEMBER 31, 2001	1-4141
Electronic Report, Schedule or Registration Statement of Which the Documents are a Part	SEC File Number

N/A

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montvale, State of New Jersey, on June 28, 2002.

THE GREAT ATLANTIC AND PACIFIC TEA COMPANY, INC.

(Registrant)

By: /S/Brenda M. Galgano

Brenda M. Galgano, Vice President and Controller
(Chief Accounting Officer)

Conformed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2001

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
SAVINGS PLAN
(Full title of the Plan)

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
2 PARAGON DRIVE, MONTVALE, NEW JERSEY 07645
(Name of issuer of the securities held
pursuant to the Plan and the address
of its principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GREAT ATLANTIC & PACIFIC
TEA COMPANY, INC.

Date: June 28, 2002

By /s/Brenda M. Galgano
Brenda M. Galgano
Vice President and Controller

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2001 and 2000

Prepared for filing as part of the Annual
Return/Report of Employee Benefit Plan
(Form 5500)

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

TABLE OF CONTENTS

Supplemental schedules are omitted due to the absence of conditions under which they are otherwise required by the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP
Two Hilton Court
P.O. Box 319
Parsippany, New Jersey 07054-0319

Tel: (973) 683-7000
Fax: (973) 683-7459
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Savings Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 21, 2002

Deloitte
Touche
Tohmatsu

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
Assets:		
Investments - at fair value The Great Atlantic & Pacific Tea Company, Inc. - Savings Master Trust	$275,676,005	$285,951,670
Receivable:		
Participant contributions	124,636	1,664,556
Total Assets	275,800,641	287,616,226
Liabilities:		
Accrued expenses	(625)	(29,205)
Total Liabilities	(625)	(29,205)
Net assets available for benefits	$275,800,016	$287,587,021

See Notes to Financial Statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

	2001
Additions:	
Additions to net assets attributed to: Allocation of investment income from The Great Atlantic & Pacific Tea Company, Inc. Savings Master Trust:	
Net (depreciation) in fair value of investments	$(20,186,832)
Interest	5,888,209
Dividends	2,850,708
Other	941,375
	(10,506,540)
Contributions:	
Participants	17,183,269
Employer	5,588,664
	22,771,933
Total Additions	12,265,393
Deductions:	
Deductions from net assets attributable to:	
Benefits paid to participants	23,965,371
Administrative expense and other	87,027
Total deductions	24,052,398
Net (decrease)	(11,787,005)
Net assets available for benefits:	
Beginning of year	287,587,021
End of year	$275,800,016

See Notes to Financial Statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

1. PLAN DESCRIPTION

The following description of the Great Atlantic & Pacific Tea Company, Inc. ("Company") Savings Plan ("Savings Plan") provides only general information. Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

The Savings Plan is a voluntary defined contribution plan of the Company. The Savings Plan was formed effective January 1, 1991 by the merger of the Savings Plans of the following affiliates of the Company:

The Borman's Employees' Savings Trust
The Shopwell, Inc. Savings Plan for Non-Union Employees
The Waldbaum's, Inc. Management Savings Plan and
The Waldbaum's Food Mart Management & Staff Deferred Salary Plan

The employee and Company matching contributions of the Great Atlantic & Pacific Tea Company, Inc. Retirement Savings Plan ("RSP") were transferred to the Savings Plan effective September 30, 1991.

Effective March 1, 1995, the Company merged The Great Atlantic & Pacific Tea Company, Inc. Employees' Thrift Plan (the "Thrift Plan") into the Savings Plan. As a result of the merger, Thrift Plan investment account balances were transferred to the existing Savings Plan investment accounts.

The Savings Plan was amended effective October 1, 1998, resulting in changes in the investment of contributions and changes in investment options. Effective October 1, 1998, employee and employer contributions under the Plan are invested initially as elected by the participant. All subsequent changes to the investment of such contributions shall be made in 5% multiples in one or more investment funds only once in any one month period. Participants may also change his or her investment options with regard to future contributions once in any one month period.

The Savings Plan covers employees of the Company who are not covered by a collective bargaining agreement and who were (a), participants in one of the prior merged plans, unless the collective bargaining agreement specifically states otherwise, as of December 31, 1990 (September 30, 1991 for the RSP and March 1, 1995 for the Thrift Plan), or (b), completed at least one year of service (1,000 hours in a 12-month period) if age 21 or older or five years of service if under age 21 at the time of employment.

Eligible employees have the option to contribute from 1% to 16% of their base compensation to the Savings Plan. An employee's before tax contribution may not exceed 8%, while the after tax contribution may be from 1% to 16% of base compensation. The Internal Revenue Service limits the maximum amount a participant may contribute. The Company matches 50% of employees contributions up to 6% of their compensation.

Participants direct the investment of their contributions into the Master Trust, as discussed in Note 3, which includes various investment options offered by the Savings Plan. Employee contributions may not be allocated to the Employer Stock Fund. Participants are always 100% vested in their contributions while they become fully vested in the Company's matching contributions after five years.

Participants receive the value of the vested portion of their account balance when they leave the Company for any reason other than death, in which case a beneficiary would receive the benefit. Participants may generally withdraw unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of financial hardship.

2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Savings Plan are as follows:

- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

- The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.

- *Expenses* - Administrative expenses of the Plan are paid by either the Plan or the Plan's Sponsor, as provided in the Plan Document.

- *Payment of Benefits* - Benefit payments to participants are recorded upon distribution.

- *Risks and Uncertainties* - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

- *Recently Adopted Accounting Standard* - In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Investments and Certain Hedging Activities - an Amendment of FASB Statement No. 133 ("SFAS No. 133 and 138"). SFAS 138 requires, among other things, that all derivatives be recognized in the balance sheets as either assets or liabilities and measured at fair value. Adoption of the provisions of SFAS No. 133 and SFAS No. 138 on January 1, 2001 did not have any effect on the Plan's financial statements.

3. INVESTMENT IN MASTER TRUST

In October 2000, the Trustee of the Savings Plan was changed from The Bank of New York to Prudential Securities. As a result, at December 31, 2000, the Savings Plan had an undivided beneficial interest in the Savings Master Trust with Prudential Securities. Use of the Savings Master Trust permits the commingling of the plan assets of the various savings plans of the Company and its subsidiaries for investment and administrative purposes. Although the assets are commingled, supporting records are maintained by the Trustee for the purpose of allocating changes in assets to the participating plans. Investment income/(loss) is allocated to the participating plans on a monthly basis based upon the respective net asset balances.

The plans which participate in the Savings Master Trust are as follows:

- The Great Atlantic & Pacific Tea Company, Inc. Savings Plan.
- The Great Atlantic & Pacific Tea Company, Inc. Retirement Savings Plan.

Investment holdings of the Savings Master Trust at December 31, 2001 and 2000 are as follows:

	Savings Master Trust	
	December 31, 2001	December 31, 2000
AIM Balanced A Fund	$26,795,351	$ 36,737,071
A&P Stable Value Investment Account	176,373,453	170,093,382
John Hancock Small Cap Value A Fund	14,894,907	8,009,916
Amer Funds EuroPacific Growth A	11,285,605	10,276,381
MFS Massachusetts Investors Growth Stock A	11,461,405	8,014,882
Alliance Growth & Income A	12,792,753	7,212,802
PIMCO Total Return A	19,415,531	10,703,441
Prudential Stock Index I	73,596,940	105,857,956
A&P Stock Fund	1,104,592	385,255
Loan Fund	3,768,346	657,077
	$351,488,883	$357,948,163

The components of investment income earned by the Savings Master Trust during 2001 are as follows:

	Savings Master Trust
	2001
Interest Income	$10,230,220
Dividend Income	2,850,708
Other income	941,375
(Depreciation)/appreciation:	
AIM Balanced A Fund	(4,604,197)
John Hancock Small Cap Value A Fund	1,303,325
Amer Funds EuroPacific Growth A	(1,682,481)
MFS Massachusetts Investors Growth Stock A	(2,912,082)
Alliance Growth & Income A	(816,941)
PIMCO Total Return A	63,511
Prudential Stock Index I	(12,361,017)
A&P Stock Fund	823,050
	$(6,164,529)

At December 31, 2001 and for the year then ended, the Plan has an interest in the assets and investment income of the Savings Master Trust of $275,676,005 or 78.4% and $285,951,670 or 79.9%.

The following are the significant accounting policies followed by the Savings Master Trust:

- The financial statements have been prepared on the accrual basis of accounting.

- The carrying value of pooled investment funds are based upon unit market values, which in turn are based on the market value of the underlying investments. The guaranteed investment contracts are carried at contract value and interest at the contracted rate is recognized as earned.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant would receive the value of his or her interest in the trust funds attributable to both participant and employer contributions for all years of participation.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 19, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended to reflect the provisions required by the Small Business Job Protection Act ("SBJPA"), since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.